

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2022

Yanming Liu
Chief Executive Officer
Venus Acquisition Corp
477 Madison Avenue, 6th Floor
New York, NY 10022

>   **Re: Venus Acquisition Corp**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed August 3, 2022**
>   **File No. 001-40024**

Dear Mr. Liu:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed August 3, 2022

Questions and Answers about the Business Combination and the Extraordinary General Meeting, page 1

1.   Several of these questions and answers reference only the original deadline for consummating the business combination (February 11, 2022). Please revise these Q&As to clarify that the deadline has been extended. Make similar revisions throughout the filing.

What happens if the Business Combination is not consummated?, page 8

2.   Revise the answer to this question to clarify the number of times that the deadline to consummate a business combination has been extended, and how the company has approved such extensions.

Summary of the Proxy Statement
The Parties to the Business Combination
Venus Acquisition Corporation, page 11

3.   Update this section to clarify whether the deadline to consummate a business combination
        was extended beyond the July 11, 2022 deadline. In addition, disclose that the merger
        agreement was recently amended to extend the outside termination date to to November
        11, 2022. Clarify whether the board has had to take any additional steps to extend this
        termination date.

The Business Combination and the Merger Agreement, page 18

4.   Revise to disclose that the merger agreement was recently amended and describe what
        was changed.

Domestic Issuer Status, page 19

5.   Update the company's domestic issuer status.

Risk Factors
If New Venus cannot satisfy, or continue to satisfy, the initial listing requirements..., page 82

6.   In light of the recent trend of significant redemptions associated with deSPAC
        transactions, discuss the likelihood that the company will be able to satisfy the 300 round
        lot holder requirement for continued Nasdaq listing following the Business Combination.

General

7.   We note the revisions made in response to prior comment 1, including disclosure that
        VIYI has "no plan for future operations through any of the three Hong Kong
        subsidiaries." Please revise to clarify whether the Hong Kong subsidiaries will remain a
        part of VIYI's organizational structure or whether these subsidiaries will be completely
        removed. To the extent VIYI continues to have operations in Hong Kong, or has directors
        and officer located in Hong Kong, you should revise to discuss the commensurate laws
        and regulations in Hong Kong, if applicable, and any risks and consequences to the
        company associated with those laws and regulations. For example, and to the extent
        applicable, please revise to:

        •   provide additional disclosure related to the enforceability of civil liabilities in Hong
            Kong if VIYI has directors or officers located in Hong Kong;
        •   disclose on the cover page how any regulatory actions related to data security or anti-
            monopoly concerns in Hong Kong have or may impact VIYI's ability to conduct its
            business, accept foreign investments, or list on a U.S. or foreign exchange; and
        •   provide risk factor disclosure to explain whether there is any commensurate laws or
            regulations in Hong Kong or Macau which result in oversight over data security and

       explain how this oversight impacts VIYI's business and the offering and to what extent VIYI believes that it is compliant with the regulations or policies that have been issued.

8.   We note that in amendment no. 2 to the merger agreement VIYI has provided June 30, 2022 financial statements to Venus. Tell us why this information has not been provided in the proxy statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Bill Huo, Esq.